June 25, 2024	Clifford J Alexander
clifford.alexander@klgates.com
John Grzeskiewicz
Senior Counsel	T +1 202 778 9068
IM, DRAO, DRO1, Branch 22	F +1 202 778 9100
Securities and Exchange Commission
100 F St. NE Washington DC 20549

Mr. Grzeskiewicz:

This is in response to your email and our telephone conversation on Friday, June 21.

You requested that we clarify on page 1 the disclosure relating to costs of the meeting and proxy solicitations. You also requested that on pages 29 and 30 we clarify the effect of broker non-votes.

Thank you for your prompt comments on the joint proxy statement. Below in red is the new clarifying language that we are proposing to include:

1.       On page 1:

The Growth Fund has engaged EQ Fund Solutions, LLC, a proxy solicitation firm to assist in the solicitation of proxies with regards to Proposal 1. Because of Securities and Exchange Commission voting requirements relating to changes in Fund sub-advisers for closed end funds, the Growth Fund will incur additional costs for proxy solicitations, which include hiring a proxy solicitation firm, to Growth Fund shareholders. The additional costs of this solicitation, to be borne by the Growth Fund, is estimated to be $145,000. The regular costs of the joint shareholders meeting, including the initial printing and mailing, will be borne by both Funds.

2.       On pages 29 and 30:

When brokers transmit a proxy on behalf of a shareholder to the fund but the proxy abstains or fails to vote on a proposal, such "broker non-votes" will be counted as present for purposes of determining whether a quorum is present "Broker non-votes" occur where: (i) shares represented at the Meeting are held by brokers or nominees, typically in "street name"; (ii) instructions have not been received from the beneficial owners or persons entitled to vote the shares; and (iii) the broker or nominee does not have discretionary voting power on a particular matter. Because broker non-votes have the effect of increasing the number of votes that must be counted at a meeting, even though they are not votes against a proposal, broker non-votes will have the effect of a vote against each proposal.

If you have any questions or would like to discuss, feel free to call me at 703-380-8500 or email me.

Very truly yours,

Clifford J. Alexander

K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com